082-35701

RECEIVED

2008 MAR -4 A 8:23

Kingsgate

Consolidated Limited [redacted]

ABN 42 000 837 472

08001064

15 February 2008

Via ASX Online (19 pages including cover letter)

SUPPL

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

HALF-YEAR FINANCIAL REPORT

We enclose the Half-year Financial Report for the period ending 31 December 2007.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

GAVIN THOMAS
CEO & Managing Director

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

KINGSGATE CONSOLIDATED LIMITED

ABN 42 000 837 472

HALF-YEAR FINANCIAL REPORT

FOR THE SIX MONTHS ENDED

31 DECEMBER 2007

CONTENTS

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2007 and any public announcements made by Kingsgate Consolidated Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Kingsgate Consolidated Limited
ABN 42 000 837 472

Appendix 4D
Half Year Report
For the 6 months ended 31 December 2007

Results for Announcement to the Market

				$'000
Revenue from ordinary activities	**up**	**8.6%**	**to**	**34,244**
Loss from operations before the sale of available for sale financial assets and before income tax expense	**down**	**58.4%**	**to**	**(2,431)**
Profit from the sale of available for sale financial assets before income tax expense	**up**	**373.5%**	**to**	**44,443**
Income tax expense			**to**	**(12,629)**
Profit from ordinary activities after tax attributable to members	**up**	**728.4%**	**to**	**29,383**
Net profit for the period attributable to members	**up**	**728.4%**	**to**	**29,383**

Dividends / distributions	Amount per security	Franked amount per security
Interim dividend - current reporting period - previous reporting period	 **Nil** Nil	 n/a n/a
Final dividend - previous reporting period	 Nil	 n/a

Current Reporting Period: **6 months ended 31 December 2007**
Previous Corresponding Reporting Period: 6 months ended 31 December 2006

DIRECTORS' REPORT

The Directors of Kingsgate Consolidated Limited present their report for the half year ended 31 December 2007.

DIRECTORS

The following persons were Directors of Kingsgate Consolidated Limited during the whole of the half year and up to the date of this report:

Ross Smyth-Kirk, BCom, CPA, FFin (Chairman)
John Falconer, FCA, FFin
Peter McAleer, B Com , BL

Gavin Thomas and **Craig Carracher** were appointed as directors on 16 November 2007 and continue in office at the date of this report.

REVIEW OF OPERATIONS

Operational Performance
Gold production during the half year was 38,306 ounces, a decrease of 17% on the half year to 31 December 2006. This was largely due to lower gold grade of 1.1 g/t gold compared to 1.5 g/t gold in the previous half year. The low gold grade was a blend of ore mined and marginal grade stockpile ore (0.7 – 1.0g/t) to maintain throughput. Ore feed has been limited and new sources are currently being evaluated to attempt to extend the mine life within the current granted leases. Without new sources, ore feed will only be available to the end of the financial year. Low grades are likely to continue until new pits are opened within the new mining leases at Chatree North.

The Company has an excellent safety and environmental record with the milestone 8.4 million man-hours worked at Chatree without a Lost Time Injury (LTI). Chatree remains the safest gold mine in the world, based on Kingsgate's assessment of publicly available data. The world-class safety and environmental record continued during the half year and there were no reportable environmental incidents. The Company remains in compliance with its environmental requirements.

2007 AusIMM Jim Torlach Health & Safety Award
Kingsgate, Phil MacIntyre (COO) and the team at Chatree won this most prestigious industry award for the world's best health and safety record in a gold mine of more than 8 million hours worked without a Lost Time Incident (LTI). This is more than four times better than the Australian mine average. The award also recognises the application of its best practice policies and the leadership in Corporate Social Responsibility.

2007 Special Award for Labour Relations – 7th Australian Sustainability Awards
Kingsgate won this Labour Relations award for its outstanding performance in Corporate Social Responsibility. These Ethical-Sustainability Awards are internationally recognised, sponsored mainly by 'Ethical Investor', and are judged by a fiercely independent panel. The judges were impressed by the achievement of Social Accountability SA8000, the first for a mining company, the ongoing training programs across all levels at the mine, the high employment of women in senior positions, and the world's best health and safety record. Kingsgate was in an impressive short-list of companies for the award which included Oxiana, Toll Holdings and Flight Centre.

2007 Thai Prime Minister's Award
The Company's Thai subsidiary, Akara Mining, won the coveted Prime Minister's Award for Best Labour Relations and Welfare for a fourth executive year. The Prime Minister personally presented the award to the Company during a special celebration in Bangkok.

2007 Zero Accident Award
Akara Mining won the Zero Accident Award from the Dept of Labour Welfare & Protection for a second consecutive year for its outstanding health and safety record.

Financial Results
Net profit after tax was $29.4 million for the half year compared with $3.5 million in the previous corresponding period, an increase of 728.4%.

During the period the Company's entire shareholding in Andean Resources Limited was disposed of and a pre-tax gain of $44.4 million was realised.

Unit cash costs per ounce increased to US$415 from US$404 per ounce in the previous corresponding period as a result of the lower gold grade mined. Spot gold prices increased to an average of US$737/oz during the half year.

Cash inflow from operating activities during the half year was $2 million with $14.2 million invested in plant, exploration activities and land access. With the proceeds from the sale of shares in Andean Resources Limited net cash on hand at 31 December 2007 was $42.7 million. The Company has repaid its borrowings and is debt free.

Exploration
Exploration during the July-December 2007 period mainly comprised resource definition drilling in H West prospect. Less extensive drilling was undertaken in J Prospect, testing a hypothesis for deeper mineralization under the plant site, and testing probable east-west trending structures in K prospect, similar to that identified east of C Pit North.

Regional exploration drilling included Air Core and RC drilling on prospects in the near vicinity of the Chatree mine. Other regional exploration programs included ground geophysical surveys (Induced Polarisation (IP) and Resistivity), geological mapping, stream sediment, soil, and rock sampling the granted Special Prospecting Licences (SPLs) and Special Prospecting Licence Applications (SPLAs). In addition, Forestry Department access agreements were negotiated and are complete subject to the relevant Ministers signatures.

Detailed ground IP surveys comprising gradient array and 3D IP were conducted in four regional prospects and J & Q prospects respectively.

Seventeen new SPLAs have been applied in Phetchabun and Lop Buri provinces. All SPLAs for gold (and some other minerals) are under review by the Thai government.

In South America, Kingsgate has scaled back exploration activities in Peru, Chile and in Argentina.

Kingsgate completed detailed ground and air borne geophysical surveys on its Wynberg gold prospect, some 25kms east of Cloncurry and extended the potential mineralised structure.
Drilling will commence when a drill rig can be sourced.

Dividends
Your directors have considered it prudent not to declare an interim dividend, given the continuing delays in the granting of the Chatree North mining leases. This decision will be revisited at the time of the granting of the Chatree North mine leases and at the end of the financial year.

Outlook
The company's forecast production for the year to 30 June 2008 is 65,000 to 80,000 ounces of gold. Production beyond June 2008 will depend on the timing of the grant of the Chatree North mining lease.

Higher grade material will be immediately available once the Chatree North leases are granted.

Auditors independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5.

Rounding of amounts to nearest thousand dollars
The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

ROSS SMYTH-KIRK Sydney 14 February 2008
Chairman

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the review of Kingsgate Consolidated Limited for the half year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Kingsgate Consolidated Limited and the entities it controlled during the period.

Marc Upcroft
Partner
PricewaterhouseCooper

Sydney
14 February 2008

Consolidated Income Statement
For the half year ended 31 December 2007

	Note	Half Year	
		2007	2006
		$'000	$'000
Revenue from continuing operations		**34,244**	31,541
Other income		**44,443**	9,387
Changes in inventories of finished goods and work in progress		**1,943**	1,324
Direct costs of mining and processing		**(23,521)**	(24,205)
Employee benefits expense		**(3,673)**	(4,466)
Depreciation and amortisation expenses		**(4,761)**	(4,630)
Finance costs		**(3,170)**	(965)
Exploration expensed		**(71)**	(1,630)
Foreign exchange gains / (losses)		**143**	122
Other expenses		**(3,565)**	(2,931)
Profit before income tax		**42,012**	3,547
Income tax expense		**(12,629)**	-
Profit for the half year		**29,383**	3,547
Profit attributable to members of Kingsgate Consolidated Limited		**29,383**	3,547
		Cents	Cents
Basic earning per share	11	**31.7**	4.0
Diluted earnings per share	11	**31.5**	4.0

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet
As at 31 December 2007

	Note	31 December 2007 $'000	30 June 2007 $'000
Current assets			
Cash and cash equivalents		42,743	5,148
Receivables		3,688	3,825
Inventories		7,158	5,137
Other assets		5,710	4,794
Total current assets		59,299	18,904
Non-current assets			
Available-for-sale financial assets		-	60,693
Mine property, plant and equipment		159,395	141,932
Other assets		2,766	3,457
Total non-current assets		162,161	206,082
Total assets		221,460	224,986
Current liabilities			
Payables		8,820	6,707
Borrowings		1,361	20,000
Current tax liabilities		8,114	-
Total current liabilities		18,295	26,707
Non-current liabilities			
Borrowings		-	1,220
Provisions		5,750	4,999
Deferred tax liabilities		1,724	7,826
Total non-current liabilities		7,474	14,045
Total liabilities		25,769	40,752
Net assets		195,691	184,234
Equity			
Contributed equity	4	111,576	111,576
Reserves	5	12,290	30,216
Retained profits		71,825	42,442
Total equity		195,691	184,234

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity
For the half year ended 31 December 2007

	Note	Half Year 2007 $'000	Half Year 2006 $'000
Total equity at the beginning of the half year		**184,234**	128,008
Adjustment on adoption of AASB 132 and AASB 139:			
Retained profits		-	-
Reserves		-	-
Available-for-sale financial assets		**(24,658)**	(2,959)
Changes in fair value of cash flow hedges		**3,394**	7,220
Changes in fair value of exchange differences on translation of foreign operations		**3,157**	(1,319)
Employee share options		**181**	303
Net income recognised directly in equity		**(17,926)**	3,245
Profit for the half year		**29,383**	3,547
Total recognised income and expense for the half year		**11,457**	6,792
Transactions with equity holders in their capacity as equity holders:			
Contribution of equity, net of transaction costs	4	-	8,955
Shares brought back on-market and cancelled	4	-	-
Dividends paid	6	-	(4,513)
		-	4,442
Total equity at the end of the half year		**195,691**	139,242

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Cash Flow Statement
For the half year ended 31 December 2007

	Half Year	
	2007	2006
	$'000	$'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**33,564**	28,697
Payments to suppliers and employees (inclusive of goods and services tax)	**(31,121)**	(34,686)
Interest received	**672**	119
Finance costs	**-**	(626)
Net cash inflow/(outflow) from operating activities	**3,115**	(6,496)
Cash flows from investing activities		
Proceeds from the sale of available-for-sale financial assets	**69,908**	-
Payments for exploration acquisitions	**(2,607)**	(4,318)
Payment for mine properties	**(8,806)**	(5,644)
Payments for property, plant and equipment	**(3,880)**	(3,783)
Payments for available-for-sale financial assets	**-**	(1,120)
Net cash inflow/(outflow) from investing activities	**54,615**	(14,865)
Cash flows from financing activities		
Payment of dividends	**-**	(3,744)
Proceeds from borrowings	**7,000**	23,358
Payment of borrowings	**(27,000)**	-
Net cash inflow/(outflow) from financing activities	**(20,000)**	19,614
Net increase/(decrease) in cash held	**37,730**	(1,747)
Cash at the beginning of the reporting period	**5,148**	10,391
Effects of exchange rate changes on cash	**(135)**	(83)
Cash at the end of the reporting period	**42,743**	8,561

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the half year ended 31 December 2007

1. Basis of preparation of the half year report

This general purpose financial report for the interim half year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Kingsgate Consolidated Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. Consolidated segment information

Primary reporting - Business segments
The Group operated exclusively in one business segment being gold mining and exploration.

Secondary reporting - Geographical segments

	Half Year	
	2007	2006
	$'000	$'000
Sales to external customers - Asia Pacific	**34,244**	31,541
Other income – Asia Pacific	**44,443**	9,387
	78,687	40,928
Segment results:		
Asia Pacific	**29,358**	5,177
South America	**25**	(1,630)
	29,383	3,547

3. Profit for the half-year

Profit for the half-year includes the following items that are unusual because of their nature, size or incidence:

	Half Year	
	2007	2006
	$'000	$'000
Gains		
Gain on sale of available-for-sale financial assets	**44,443**	9,387

Notes to the Consolidated Financial Statements
For the half year ended 31 December 2007

4. Contributed equity

	Half Year		Half Year	
	2007	2006	**2007**	2006
	Shares	Shares	**$'000**	$'000
Issue of ordinary shares during the half-year:				
Shares brought back on-market and cancelled	-	-	-	-
Andean Resources Limited takeover offer	-	1,667,861	-	8,186
Dividend reinvestment plan	-	170,990	-	769
	-	1,838,851	-	8,955

The on-market buyback continues at the date of this report.

5 Reserves

	31 December 2007 $'000	31 December 2006 $'000
Foreign currency translation reserve	**10,117**	1,050
General reserve	**1,026**	1,026
Available-for-sale investment revaluation reserve		(3,914)
Hedging reserve	**(1,121)**	(19,612)
Share-based payments reserve	**2,268**	1,069
	12,290	(20,381)

Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve.

General reserve
Pursuant to the laws of Thailand, Akara Mining Limited appropriated to a reserve fund at each distribution of dividends, an amount equal to one-twentieth of the profit after tax payment until the reserve fund reached one-tenth of its registered capital. The reserve fund is now equal to one-tenth of the registered share capital of Akara Mining Limited.

Available-for-sale investment revaluation reserve
Changes in the fair value of investments classified as available-for-sale financial assets are taken to the available-for-sale investment revaluation reserve.

Hedging reserve
The hedging reserve is used to record unrealised gains and losses on effective hedging instruments. Losses in respect of effective hedges which were terminated prior to their maturity and the original transaction is still expected to occur have been deferred until such time as the anticipated transaction occurs. The deferred losses will be recognised over the financial year and have no cash impact.

Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

6. **Dividends**

	Half Year 31 December 2007 $'000	Half Year 31 December 2006 $'000
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the half year		
Paid in cash	-	3,744
Satisfied by the issue of shares	-	769
	-	4,513

Record date	Payment date	Type	Amount per security in cents	Total dividend $'000	Franked amount per security in cents	Foreign sourced dividend per security in cents
21 September 2006	3 October 2006	Final	5.0	4,513	Nil	5.0

7. **Contingent Liabilities**

There are no contingent liabilities at the reporting date.

8. **Events occurring after reporting date**

There are no matters or circumstances which have arisen since 31 December 2007 that have significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in the financial period subsequent to 31 December 2007.

9. **Controlled entities acquired or disposed of**

There were no controlled entities acquired or disposed of during the half year.

10. **Net tangible asset per ordinary share**

	31 December 2007	31 December 2006
Net tangible asset backing per ordinary share: $/share	2.11	1.69

11. Earnings per share

	Half Year	
	2007	2006
	Cents	Cents
Basic earnings per share	**31.7**	4.0
Diluted earnings per share	**31.5**	4.0
	$'000	$'000
Net profit used to calculate basic and diluted earnings per share	**29,383**	3,547
	Number	Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**92,680,392**	87,835,041
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**93,150,811**	87,947,747

DIRECTORS' DECLARATION

In the Directors' opinion:

(a) the financial statements and notes set out on pages 2 to 13 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance, as represented by the results of its performance, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Kingsgate Consolidated Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

ROSS SMYTH-KIRK
Chairman

Sydney
14 February 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent auditor's review report to the members of Kingsgate Consolidated Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Kingsgate Consolidated Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Kingsgate Consolidated Limited Group (the consolidated entity). The consolidated entity comprises both Kingsgate Consolidated Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Kingsgate Consolidated Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance

that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Kingsgate Consolidated Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers

Marc Upcroft
Partner

Sydney
14 February 2008

Kingsgate
Consolidated Limited
ABN 42 000 837 472

29 January 2008

Via ASX Online (1 page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

KINGSGATE MAINTAINS ENVIRONMENTAL BEST PRACTICE

The International Cyanide Management Institute (ICMI) announced today that Akara Mining Limited's Chatree Gold Mine in Thailand, the operating subsidiary of Kingsgate Consolidated Limited, has been certified as compliant with the International Cyanide Management Code (Code).

ICMI has received and accepted a Detailed Audit Findings Report prepared by an independent professional third-party auditor who evaluated this operation against ICMI's Verification Protocol, and found it in full compliance with the Code's Principles and Standards of Practice. The operation must be re-audited every three years hereafter to evaluate continuing compliance with the Code.

The Code is a voluntary industry program for companies involved in the production of gold using cyanide, and companies producing and transporting this cyanide. It was developed under the aegis of the United Nations Environment Programme by a multi-stakeholder Steering Committee. The Code is intended to complement an operation's existing obligation to comply with the applicable laws and regulations of the political jurisdictions in which the operation is located.

ICMI has been established to administer the Code, promote its adoption, evaluate its implementation, and manage the certification process. Details of the Code and a list of operations covered are available at www.cyanidecode.org.

To date there are only 14 gold mining companies that are Code Signatories and 23 gold mining operations that are Code Certified. Kingsgate is the first Australian company to achieve Code Certification of a gold mining operation.

The certification process reinforces Kingsgate's commitment to a safe environment for its staff and the community.

Yours sincerely,

GAVIN THOMAS
CEO & Managing Director

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Mining Areas – Current


A
H Cutback
H West

Mining Areas – With Leases


Q
A
A East
K

Model – 5 years after lease granting

Mining Areas FY08


Chatree North
Lease Apps
Chatree
Exploration
Tenement
Q Pits
A Pit
Chatree
Exploration
Tenement
K East
H Cutback
H West
C-H Pit
D Pit
Plant
2.35mtpa
Plant Expansion
+ 2.65mtpa

Chatree Cash Costs/t - Stable

Chatree Total Costs US$/t = Mining, Milling, Admin, Credits


Cost Pressures
Percentage Change 3 yrs
60%
30%
0%
150%
Oil Price
35%
Thai Baht vs USD
14%
Chatree Cash Costs US$/t
Cash Costs US$/t
40
20
0
* Peers: 10 mines 1.5-3mtpa.
Source: Global Mining Research
Range: Peer* Cash Costs US$/t
Chatree Cash Costs US$/t
2004/05
2005/06
2006/07
>2007

Paying Our Way


Cash Costs & Gold Price US$/oz
900
800
700
600
500
400
Spot Gold Price US$/oz
Gold Price
Unhedged Margin
Hedge Delivered Gold Price US$/oz
Chatree Cash Costs US$/oz
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Future

Expansion – with Leases

- 5 Million tpa treatment plant (commission Mid '09*)
- ~300,000 oz/year rate from Late '09*
- Mills partly paid; Ausenco engineering underway
- Strong cashflow: main funding source for project

* dependent on timing of granting of new Mining Leases.


Combined Throughput 5 mtpa
Plant Expansion + 2.65mtpa
Plant 2.35mtpa

Excellent Track Record

- World's Safest Gold Mine
- No other gold mine with better ISO standards
- Only mining company granted Social Accountability SA8000
- Zero Environmental Incidents
- Community projects
- Training focus - 99% Thai
- High quality, stable workforce
- Thai investors demonstrate belief in Kingsgate's future


Kingsgate Consolidated

Profitable; Positive Cashflow

HY08 Profit US$26m
HY08 Revenue US$30m

Profit up substantially: $3m HY07
Sale of Andean stake: US$40m
Lower production & grade
Offset by higher prices (unhedged)

Costs Controlled
Unhedged & No debt
Cash US$40m

Operating costs US$415/oz
- similar to HY07
- lower cost/oz with leases

Cash on hand

Good Cashflow

Operations profitable
Strong cashflow for Expansion
Major increase with new leases

New Thai Govt

- New democratically elected govt
  - Stated support for investment
  - Policy to promote gold mining
- New Cabinet last week
- Industry Minister – K. Suwit
  - Also Deputy Prime Minister
  - Supports foreign investment
- Other Deputy PM – Gen. Sanan
  - Signed original mining leases
- New Mining Leases await final Ministerial signatures


CHATREE

Near-Mine: Potential Deposits

- Geophysics shows potential for new deposits near Chatree Mine
- Resistivity shows trend of mineralisation (red)
- High success rate of discovery
- 14+ miles strike length


Resistivity Anomalous Zones
Chatree North
Chatree
14 mile
5 mile

New Discovery Potential

- World class gold province 550 sq. mile explor'n leases
- 40 prospective targets
- One target: Chatree-size
- First Mover Advantage: Selected best areas


Phitsanulok Province
Chatree North
Chatree
Phichit Province
Phetchabun Province
Pending
45 mile
Nakhonsawan Province
12 Miles

New Leases - Re-valuation

- Final Signature needed: Mine Lease Applications
- New Govt & new Minister - supportive of Foreign investment & growth
- >1.6 Moz Reserve; 7+yr mine life; Higher grades
- Not "If" but "When" Lease Granting occurs


North
Q Pits
Chatree North
Mining Lease Application
A Pit
A East Pit
K West Pit
K East Pit
H Cutback
H West
C-H
D
Chatree Mine
Chatree

Future Production Growth


Higher Grade
with Lease Granting
140,000
Oz
86,000
Oz
65,000-
86,000
Oz
100,000-
140,000
Oz
~300,000*
Oz
Expansion
Complete
05/06
06/07
07/08F*
08/09F*
~09/10F*

* production levels beyond June 08 dependent on timing of granting of new Mining Leases

Kingsgate: Value + Re-rating

Re-Rating
with Mining Leases

- Price Targets: A$4-7.50/sh
- Trading at $4/sh
- Sub-NPV, assuming lease grant
- Well below ASX peers

ENTERPRISE VALUE per GOLD RESERVE OUNCE


More expensive
Cheaper
A$800
A$600
A$400
A$200
CTO
DOM
SGX
NCM
TRY
SBM
EQI
LGL
KCN
RSG
ASX Gold Stocks

Source: Delta Securities, Feb 08


Kingsgate
Consolidated Limited
A Shiny New Future
Production & Exploration Growth

Who is Kingsgate? (ASX:KCN)

- Thai focus – Chatree Mine
- 86-150,000oz/yr since 2001
- ~300,000oz/yr rate - Expansion
- World Class Gold Belt
- 1.6 Moz Reserves - Chatree Nth
- Cash US$40m; No debt
- Mkt Cap: ~US$350 million
- Shares: 92.7 million+7M options
- Thai shareholders in Thai subsidiary
- Thai IPO scheduled in next 1.5 years


Chatree
THAILAND
Bangkok
Gold Belt
300 Miles

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside of the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.


Kingsgate
Consolidated Limited
Gold Production Growth
from Asia's Showcase Mine
25 February 2008